Exhibit 99.1

Human Resources Leader Coretha Rushing Nominated to 2U’s Board of Directors

LANDOVER, Md., April 7, 2016 — 2U, Inc. (NASDAQ: TWOU), today announced that Coretha Rushing, senior vice president and chief people officer at Equifax, has been nominated by 2U’s board of directors to stand for election as a director at the 2016 annual meeting of stockholders.

“We are pleased to nominate Coretha to the 2U board,” said Tim Haley, chair of the nominating and corporate governance committee. “Her experience in creating corporate cultures that promote inclusion and innovation will provide insight and leadership as 2U accelerates its growth strategy.”

A recognized human resources thought leader with more than 25 years of experience in aligning human resources programs with business objectives, Rushing has served as head of human resources for Equifax, a global leader in information technology, since 2006. Prior to Equifax, she served in several senior human resources roles for the Coca-Cola Company where she led all human resources functions for the global beverage company. Rushing also was the director of human resources for the Midwest division of Pizza Hut and worked at IBM in several human resources management positions.

A native of Virginia, Rushing received her bachelor’s degree in industrial psychology from East Carolina University and holds a master’s degree in human resources and counseling from George Washington University. She is also certified as a senior professional in human resources from the Society of Human Resource Management, where she serves on the board of directors and is a member if its compensation committee. She is also a current board member for the Big Brothers and Big Sisters of Atlanta where she serves on the finance committee.

Rushing will stand for election in the place of Michael T. Moe, whose term as a company director will expire at the 2016 annual meeting of stockholders. Co-founder, CEO and chief investment officer of GSV Capital Corp, Moe has served on the 2U board of directors since 2013.

“A leading authority on growth investing, Michael is committed to re-imagining education by fueling innovators in the space. His perspective on where great things will happen in the growth economy and in education is second to none,” said Chip Paucek, 2U’s CEO and co-founder. “2U would like to thank Michael for his contributions, his insights and his leadership, which have been invaluable to 2U during his tenure.”

About 2U, Inc. (NASDAQ: TWOU)

2U partners with leading colleges and universities to deliver the world’s best online degree programs so students everywhere can reach their full potential. Our Platform, a fusion of cloud-based software-as-a-service technology and technology-enabled services, provides schools with the comprehensive operating infrastructure they need to attract, enroll, educate, support and graduate students globally. Blending live face-to-face classes, dynamic course content and real-world learning experiences, 2U’s No Back Row® approach ensures that every qualified student can experience the highest quality university education for the most successful outcome.

To learn more, go to 2U.com. Be sure to follow us on LinkedIn (http://www.linkedin.com/company/2u), Twitter (http://twitter.com/2Uinc) and Facebook (http://www.facebook.com/2u).

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

2U, Inc., will be filing with the SEC and mailing to its stockholders a proxy statement relating to the election of directors, including Coretha M. Rushing, at its 2016 annual meeting of stockholders. The proxy statement will contain important information about 2U and its director nominees. Stockholders are urged to read the proxy statement carefully when it is available. Stockholders and other interested persons will be able to obtain free copies of the proxy statement through the website maintained by the SEC at www.sec.gov and through 2U’s own website at http://investor.2u.com. 2U and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the 2016 annual meeting of stockholders. Information regarding 2U’s directors and executive officers will be contained in 2U’s proxy statement which will be filed with the Securities and Exchange Commission on or around April 26, 2016.

Investor Contact:
Ed Goodwin
egoodwin@2U.com

Media Contact:
Cassie France-Kelly
cfrance-kelly@2U.com